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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2A

(Amendment No. 2)

GERMANY FUND, INC. (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
644465106 (CUSIP Number)
Debra F. Stone, Esq. One Chase Manhattan Plaza, 44th Floor New York, New York 10005 (212) 208-3655 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 22, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box    ☐.

Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 5 Pages

SCHEDULE 13D

CUSIP No. 644465106	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mira, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 674,670
PERSON WITH
	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 674,670

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 674,670

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%

14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 644465106	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zurich Capital Markets Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 674,670
PERSON WITH
	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 674,670

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 674,670

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 to Schedule 13D is filed on behalf of Mira, L.P. ("Mira") and Zurich Capital Markets Inc. ("ZCMI") to amend and update the Schedule 13D filed on December 7, 1999, as amended December 22, 2000, relating to shares of the common stock, par value $.01 per share (the "Common Shares"), of Germany Fund, Inc. (the "Company") as set forth below. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

1.
Schedule A is hereby amended by deleting it in its entirety and replacing it with Schedule A to this Statement.

2.
Items 4 and 6 are hereby amended to add the following additional disclosure:

        On November 22, 2002, Mira sold 550,000 Common Shares through a broker on the open market for an aggregate sales price of $2,689,500. The Common Shares sold constituted all but 674,670 of the Common Shares beneficially owned by the Reporting Persons.

3.
Item 5 is hereby amended and restated in its entirety as follows:

(a)
Each Reporting Person beneficially owns 674,670 Common Shares.

(b)
Each Reporting Person has shared power to direct the voting or disposition of 674,670 Common Shares.

(c)
On November 22, 2002, Mira sold 550,000 Common Shares through a broker on the open market for an aggregate sales price of $2,689,500.

(d)
On November 22, 2002, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Shares.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2002

MIRA, L.P.

By: Zurich Capital Markets Inc. Its: General Partner

By:	/s/ David Ho
Name:	David Ho
Title:	Vice President

ZURICH CAPITAL MARKETS INC.

By:	/s/ David Ho
Name:	David Ho
Title:	Vice President

SCHEDULE A

Name and office held	Business address	Citizenship
Stephen A. Sinacore Chief Executive Officer and Director	One Chase Manhattan Plaza 44th Floor New York, New York 10005	United States
John Ryan Chief Administrative Officer and Chief Financial Officer	One Chase Manhattan Plaza 44th Floor New York, New York 10005	United States
Douglas Dachille Chief Operating Officer and Director	One Chase Manhattan Plaza 44th Floor New York, New York 10005	United States
David Wasserman Director	ZGA US Limited 105 East 17th Street New York, New York 10003	United States

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SIGNATURES